Issuer Free Writing Prospectus dated May 21, 2008 to
Preliminary Prospectus Supplement dated May 21, 2008
to Prospectus dated May 21, 2008
Registration Statement No. 333-142346
Filed Pursuant to Rule 433
Carrizo Oil & Gas, Inc.
$325,000,000
4.375% Convertible Senior Notes due 2028
This term sheet relates only to the securities described below and should be read together with the preliminary prospectus supplement and related base prospectus, each dated May 21, 2008 (together, the “Preliminary Prospectus”) (including the documents incorporated by reference therein), relating to the securities before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

Issuer:	Carrizo Oil & Gas, Inc. (Nasdaq GSM: CRZO)

Last sale price of CRZO common stock:	$67.84 (May 21, 2008)

Aggregate principal amount offered:	$325 million

Additional purchase option:	30-day option, $48.75 million

Issue price:	100%

Underwriting discounts and net proceeds:

	Per Note		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment
Underwriting discounts and commissions	2.25%	2.25%	$7,312,500	$8,409,375
Proceeds to Issuer (before expenses)	97.75%	97.75%	$317,687,500	$365,340,625

Selling concession:	1.350% of the principal amount per note

Annual interest rate:	4.375% per year, accruing from May 28, 2008

Maturity date:	June 1, 2028

Interest payment dates:	June 1 and December 1 of each year, beginning December 1, 2008

Record dates:	May 15 and November 15 of each year

Conversion price:	Initially approximately $100.06

Conversion rate:	Initially 9.9936 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

CUSIP/ISIN:	144577AA1/US144577AA15

Repurchase Dates at Option of Holder:	June 1, 2013, 2018 and 2023 or upon a fundamental change (as described in the Preliminary Prospectus)

Redemption Date at Issuer’s Option:	Any time on or after June 1, 2013

Adjustment to conversion rate upon a fundamental change:
Holders who convert their notes in connection with a fundamental change that occurs on or prior to June 1, 2013 are entitled to an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, effective date and number of additional shares to be added to the conversion rate.

Number of Additional Shares

	Stock Price
Effective Date	$67.84	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$105.00	$110.00	$115.00	$120.00	$125.00	$130.00	$135.00	$140.00	$145.00	$150.00	$160.00	$170.00	$180.00	$190.00
May 22, 2008	4.7470	4.4876	3.9626	3.5249	3.1567	2.8446	2.5781	2.3490	2.1508	1.9783	1.8274	1.6947	1.5774	1.4731	1.3801	1.2968	1.2218	1.1541	1.0369	0.9392	0.8568	0.7865
June 1, 2009	4.7470	4.3892	3.8300	3.3667	2.9797	2.6544	2.3790	2.1445	1.9436	1.7706	1.6207	1.4902	1.3761	1.2758	1.1872	1.1086	1.0387	0.9761	0.8692	0.7818	0.7092	0.6481
June 1, 2010	4.7470	4.3650	3.6808	3.1815	2.7681	2.4239	2.1359	1.8935	1.6887	1.5148	1.3663	1.2391	1.1295	1.0347	0.9523	0.8804	0.8173	0.7618	0.6690	0.5953	0.5356	0.4865
June 1, 2011	4.7470	4.3407	3.5095	2.9566	2.5031	2.1302	1.8230	1.5692	1.3590	1.1845	1.0391	0.9177	0.8160	0.7304	0.6581	0.5968	0.5446	0.4999	0.4283	0.3743	0.3327	0.2999
June 1, 2012	4.7470	4.3164	3.4246	2.6590	2.1348	1.7111	1.3707	1.0988	0.8829	0.7123	0.5779	0.4724	0.3897	0.3252	0.2746	0.2350	0.2040	0.1796	0.1449	0.1225	0.1074	0.0968
June 1, 2013	4.7470	4.2921	3.3397	2.5064	1.7711	1.1175	0.5327	0.0064	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table above or the effective date is between two effective dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $190.00 per share of common stock (subject to adjustment), the conversion rate of the notes will not be increased by any additional shares; and

•	if the stock price is less than $67.84 per share of common stock (subject to adjustment), the conversion rate of the notes will not be increased by any additional shares.
Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of a note exceed 14.7406 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments” in the Preliminary Prospectus.

Other Offering Information

Trade date:	May 21, 2008

Settlement date:	May 28, 2008

Use of Proceeds:
The Issuer’s net proceeds, before offering expenses, from this offering will be approximately $317.7 million (or $365.3 million, assuming full exercise of the underwriters’ option to purchase additional notes). The Issuer expects to use approximately $221.0 million of these proceeds to repay in full all outstanding amounts under its second lien facility, together with associated prepayment penalties. The Issuer expects to use the remaining net proceeds, including any proceeds from the exercise of the underwriters’ option to purchase additional notes, to fund, in part, its increased capital expenditure program for 2008, including its drilling and land acquisition programs in the Barnett Shale, the Marcellus Shale and elsewhere, and for other corporate purposes. Pending the partial funding of its capital expenditure program, the Issuer intends to use a portion of the remaining net proceeds to repay all of the $70.0 million of borrowings outstanding under its revolving credit facility.

Capitalization:
The offering was upsized from an original principal amount of $275,000,000. As a result of this upsize, under “Capitalization” in the Preliminary Prospectus, the Issuer’s as adjusted cash and cash equivalents will be $121,144,000, its as adjusted long-term debt will be $325,000,000 and its as adjusted total capitalization will be $760,144,000.

Joint book-running managers:	Credit Suisse Securities (USA) LLC RBC Capital Markets Corporation

Co-managers:	J.P. Morgan Securities Inc. UBS Securities LLC
The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.
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